Exhibit 99.1

Pediment Gold Corp.

(An Exploration Stage Company)

Consolidated Financial Statements

For the years ended September 30, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

Contents

Management’s Responsibility for Financial Reporting

2

Report of Independent Registered Public Accounting Firm

3

Consolidated Financial Statements

Consolidated Balance Sheets

4

Consolidated Statements of Operations and Comprehensive Loss

5

Consolidated Statements of Shareholders’ Equity

6 – 7

Consolidated Statements of Cash Flows

8

Notes to Consolidated Financial Statements

9 – 41

Consolidated Schedule of Exploration Expenses

42

Management’s Responsibility for Financial Reporting

The consolidated financial statements of Pediment Gold Corp. are the responsibility of the Company’s management.  The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities.  The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated balance sheets as at September 30, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended September 30, 2010, 2009 and 2008 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“Gary Freeman” (signed)

“John Seaman” (signed)

Gary Freeman

John Seaman

CEO

CFO

December 15, 2010

Report of Independent Registered Public Accounting Firm

To the Shareholders of Pediment Gold Corp.

 (An Exploration Stage Company)

We have audited the consolidated balance sheets of Pediment Gold Corp. (an exploration stage company) as at September 30, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended September 30, 2010, 2009 and 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2010 and 2009 and the results of its operations and its cash flows for the years ended September 30, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe, LLP” (signed)

Chartered Accountants

Vancouver, Canada

December 15, 2010

Pediment Gold Corp.

(An Exploration Stage Company)

Consolidated Balance Sheets

(Canadian Dollars)

As at September 30	2010	2009
		Restated (note 2)
Assets
Current
Cash and cash equivalents	$8,416,574	$15,553,239
Taxes receivable	1,228,628	661,836
Amounts receivable	27,655	27,140
Due from related parties (note 11(a)(i))	2,604	19,419
Prepaid expenses and deposits (notes 8(b)(i) and 11(b))	312,647	126,556

Total current assets	9,988,108	16,388,190
Mineral properties (note 8)	4,884,122	4,716,904
Property and equipment (note 6)	1,049,818	307,237
Intangible assets (note 7)	177,425	-
Prepaid expenses (note 8(b)(i))	55,993	-

Total assets	$16,155,466	$21,412,331

Liabilities
Current
Accounts payable and accrued liabilities	$1,230,232	$227,517
Due to related parties (note 11(a)(ii))	63,993	26,380

Total liabilities	1,294,225	253,897

Shareholders’ Equity
Share capital (note 9)	62,352,455	61,393,374
Contributed surplus	7,299,618	7,215,180
Deficit accumulated in the exploration stage	(54,790,832)	(47,450,120)

Total shareholders’ equity	14,861,241	21,158,434

Total liabilities and shareholders’ equity	$16,155,466	$21,412,331

Nature of operations (note 1)

Commitments (notes 8 and 14)

Subsequent events (notes 4(a) and 16)

Approved on behalf of the Board:

“Chris Theodoropoulos” (signed)

“Gary Freeman” (signed)

Chris Theodoropoulos, Director

Gary Freeman, Director

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.

 (An Exploration Stage Company)

Consolidated Statements of Operations and Comprehensive Loss

(Canadian Dollars)

For the years ended September 30	2010	2009	2008
		Restated (note 2)	Restated (note 2)
Expenses
Exploration (schedule)	$4,489,288	$1,731,601	$6,854,021
Consultants (notes 11(c) and (d))	710,823	823,613	619,577
Stock-based compensation (note 9(g)(i))	506,604	1,158,891	4,331,565
Salaries	496,175	383,585	569,836
Office and administration	312,569	332,912	360,725
Investor relations and promotion	263,395	285,342	180,766
Legal and audit	250,705	262,237	390,138
Travel	241,608	218,726	290,672
Transfer agent, listing and filing fees	50,418	131,685	53,767
Amortization	36,091	16,397	12,123

Total expenses	(7,357,676)	(5,344,989)	(13,663,190)

Other income (expenses)
Investment and other income	124,862	365,461	679,442
Foreign exchange (loss) gain	(107,894)	(80,849)	503,026
Write-down of mineral properties (notes 8(a) and 8(b)(iii))	(4)	-	(378,643)

Total other income (expenses)	16,964	284,612	803,825

Net loss and comprehensive loss for the year	$(7,340,712)	$(5,060,377)	$(12,859,365)

Loss per share, basic and diluted	$(0.15)	$(0.12)	$(0.33)

Weighted average number of common shares outstanding	47,553,400	43,506,184	39,493,045

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.

 (An Exploration Stage Company)

Consolidated Statements of Shareholders’ Equity

(Canadian Dollars)

				Deficit Accumulated in the Exploration Stage
	Share Capital		Contributed Surplus		Total
	Common Shares	Amount			Shareholders' Equity
				Restated (note 2)	Restated (note 2)

Balance, September 30, 2007, restated (note 2)	33,638,135	$ 38,558,024	$ 1,557,786	$ (29,530,378)	$ 10,585,432
Common shares issued during the year
For cash
Private placements, net of share issue costs (note 9(c))	5,950,300	16,816,005	240,851	-	17,056,856
Exercise of warrants	1,154,051	1,597,319	-	-	1,597,319
Exercise of options	1,041,250	693,350	-	-	693,350
For mineral property data (note 9(c))	25,000	71,500	-	-	71,500
Transfer of contributed surplus to share capital on exercise of warrants	-	90,143	(90,143)	-	-
Transfer of contributed surplus to share capital on exercise of options	-	635,623	(635,623)	-	-
Stock-based compensation for the year (note 9(g))	-	-	4,331,565	-	4,331,565
Escrowed shares cancelled (note 9(b))	(426,667)	(605,867)	605,867	-	-
Net loss for the year, restated (note 2)	-	-	-	(12,859,365)	(12,859,365)

Balance, September 30, 2008, restated (note 2)	41,382,069	57,856,097	6,010,303	(42,389,743)	21,476,657
Common shares issued during the year
For cash
Private placement, net of share issue costs (note 9(c))	3,223,000	2,147,074	117,194	-	2,264,268
Exercise of options	132,500	78,250	-	-	78,250
For mineral property (note 9(c))	75,760	65,745	-	-	65,745
In relation to acquisition of the San Antonio Project (note 9(c))	2,500,000	1,175,000	-	-	1,175,000
Transfer of contributed surplus to share capital on exercise of options	-	71,208	(71,208)	-	-
Stock-based compensation for the year (note 9(g))	-	-	1,158,891	-	1,158,891
Net loss for the year, restated (note 2)	-	-	-	(5,060,377)	(5,060,377)

Balance, September 30, 2009, restated (note 2)	47,313,329	$ 61,393,374	$ 7,215,180	$ (47,450,120)	$ 21,158,434

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.

 (An Exploration Stage Company)

Consolidated Statements of Shareholders’ Equity

(Canadian Dollars)

				Deficit Accumulated in the Exploration Stage
	Share Capital		Contributed Surplus		Total
	Common Shares	Amount			Shareholders' Equity
				Restated (note 2)	Restated (note 2)
Balance, September 30, 2009, restated (note 2)	47,313,329	$ 61,393,374	$ 7,215,180	$ (47,450,120)	$ 21,158,434
Common shares issued during the year
For cash
Exercise of options	715,000	477,000	-	-	477,000
For mineral property (note 9(c))	40,483	59,915	-	-	59,915
Transfer of contributed surplus to share capital on exercise of options	-	422,166	(422,166)	-	-
Stock-based compensation for the year (note 9(g))	-	-	506,604	-	506,604
Net loss for the year	-	-	-	(7,340,712)	(7,340,712)

Balance, September 30, 2010	48,068,812	$ 62,352,455	$ 7,299,618	$ (54,790,832)	$ 14,861,241

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Canadian Dollars)

For the years ended September 30	2010	2009	2008
		Restated (note 2)	Restated (note 2)
Operating activities
Net loss for the year	$(7,340,712)	$(5,060,377)	$(12,859,365)
Adjustments for non-cash items:
Amortization	36,091	16,397	12,123
Stock-based compensation	506,604	1,158,891	4,331,565
Write-down of mineral properties	4	-	378,643
Unrealized (loss) gain on foreign exchange	(2,612)	55,623	13,062
Changes in operating assets and liabilities:
Taxes and amounts receivable	(567,307)	29,594	(420,423)
Prepaid expenses and deposits	(242,084)	82,129	(206,474)
Accounts payable and accrued liabilities	1,002,715	30,490	(166,335)

Cash used in operating activities	(6,607,301)	(3,687,253)	(8,917,204)

Investing activities
Purchase of property and equipment	(778,672)	(282,865)	(22,539)
Purchase of intangible assets	(177,425)	-	-
Mineral property acquisition	(107,307)	(823,596)	(2,548,865)

Cash used in investing activities	(1,063,404)	(1,106,461)	(2,571,404)

Financing activities
Proceeds from issuance of common shares, net of issue costs	477,000	2,342,518	19,347,525
Due from related parties	54,428	10,277	13,091

Cash provided by financing activities	531,428	2,352,795	19,360,616

Foreign exchange effect on cash	2,612	(55,623)	(13,062)
(Decrease) increase in cash and cash equivalents	(7,136,665)	(2,496,542)	7,858,946
Cash and cash equivalents, beginning of year	15,553,239	18,049,781	10,190,835

Cash and cash equivalents, end of year	$8,416,574	$15,553,239	$18,049,781
Cash and cash equivalents consists of:
Cash	$338,655	$5,281,512	$2,424,466
Cash equivalents	8,077,919	10,271,727	15,625,315

	$8,416,574	$15,553,239	$18,049,781

Supplemental disclosure with respect to cash flows (note 12)

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

1.

NATURE OF OPERATIONS

Pediment Gold Corp. (the “Company”) is governed under the Business Corporations Act (British Columbia) and is engaged in the business of the acquisition of, exploration for and development of mineral properties.  As of March 2, 2009, the Company’s shares were delisted from the TSX Venture Exchange (“TSX-V”) and commenced trading on the Toronto Stock Exchange (“TSX”).

The Company reported a net loss of $7,340,712 (2009 - $5,060,377; 2008 - $12,859,365) for the year ended September 30, 2010 and has a deficit accumulated in the exploration stage of $54,790,832 as at September 30, 2010 (2009 - $47,450,120).  As at September 30, 2010, the Company had $8,693,883 (2009 - $16,134,293) in working capital, which is sufficient capital to cover its fiscal 2011 planned expenditures. The Company expects to require additional financing through the issuance of additional share capital until such time as it achieves sustained profitability through its mining operations, or the receipt of proceeds from the disposition of its mineral properties.

2.

CHANGE IN ACCOUNTING POLICY

Effective October 1, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies applied by other comparable companies at a similar stage in the mining industry.  Prior to October 1, 2009, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote-down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to operations as they are incurred until the mineral property reaches the development stage.  Significant costs related to property acquisitions, including allocations for undeveloped mineral properties, are capitalized until the viability of the mineral property is determined.  When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs incurred to develop a mine on the property prior to the start of mining operations are capitalized.  The impact of this change on the previously reported September 30, 2009 and 2008 consolidated financial statements is as follows:

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

2.

CHANGE IN ACCOUNTING POLICY (Continued)

	As previously reported $	Restatement $	As restated $
Consolidated Balance Sheet
Mineral properties – September 30, 2009	14,546,062	(9,829,158)	4,716,904

Consolidated Statement of Operations and Comprehensive Loss
Exploration expenses for the year ended September 30, 2009	37,775	1,693,826	1,731,601
Stock-based compensation for the year ended September 30, 2009	1,130,920	27,971	1,158,891
Future income tax recovery for the year ended September 30, 2009	(65,570)	65,570	-
Net loss and comprehensive loss for the year ended September 30, 2009	3,273,010	1,787,367	5,060,377
Basic and diluted loss per share for the year ended September 30, 2009	0.08	0.04	0.12

Consolidated Statement of Shareholders’ Equity
Deficit at September 30, 2009	37,620,962	9,829,158	47,450,120

Statement of Cash Flows
Mineral property acquisitions for the year ended September 30, 2009	2,446,074	(1,622,478)	823,596
Accounts payable and accrued liabilities for the year ended September 30, 2009	(44,858)	75,348	30,490

Consolidated Statement of Operations and Comprehensive Loss
Exploration expenses for the year ended September 30, 2008	-	6,854,021	6,854,021
Write-down of mineral properties the year ended September 30, 2008	2,099,553	(1,720,910)	378,643
Future income tax expense for the year ended September 30, 2008	65,570	(65,570)	-
Net loss and comprehensive loss for the year ended September 30, 2008	7,791,824	5,067,541	12,859,365
Basic and diluted loss per share for the year ended September 30, 2008	0.20	0.13	0.33

Consolidated Statement of Shareholders’ Equity
Deficit at September 30, 2008	34,347,952	8,041,791	42,389,743

Statement of Cash Flows
Mineral property acquisitions for the year ended September 30, 2008	9,621,248	(7,072,383)	2,548,865
Accounts payable and accrued liabilities for the year ended September 30, 2008	52,052	114,283	166,335

Consolidated Statement of Shareholders’ Equity
Deficit at September 30, 2007	26,556,128	2,974,250	29,530,378

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are stated in Canadian dollars, which is the Company’s functional and reporting currency.

These consolidated financial statements include the accounts of the Company and its wholly-owned integrated subsidiaries, Compania Minera Pitalla, S.A. de C.V. (“Pitalla”), Pediment Exploration Mexico, S.A. de C.V. (“Pediment Mexico”), Minexson S.A. de C.V. (“Minexson”), Megashear Mining-Exploration S.A. de C.V (“Megashear”) and Minera Sud California S.A. de C.V. (“Sud California”).  All significant intercompany transactions and balances have been eliminated on consolidation.

(b)

Cash equivalents

The Company considers cash equivalents to be deposits with banks or highly liquid short-term interest-bearing instruments cashable within 90 days from the original dates of acquisition into known amounts of cash.

(c)

Property and equipment

Property and equipment are recorded at cost and amortized using the following annual rates and methods:

Computer equipment

- 30% declining balance

Office furniture

- 20% declining balance

Vehicles

- 4 years straight-line

Mining equipment

- 8 years straight-line

Leasehold improvements

- 5 years straight-line

In the year of acquisition, amortization is recorded at one-half the annual rate.

(d)

Intangible assets

Intangible assets are recorded at cost and amortized using the unit-of-production method. The Company will assess on a periodic basis the carrying amount of its purchased intangible assets to determine if there has been an event or changes in circumstances that indicate an impairment to their carrying value.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The fair value of the options is accrued and charged either to operations or mineral properties, with the offset credit to contributed surplus. For directors and employees the options are recognized over the vesting period, and for non-employees the options are recognized over the related service period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

(f)

Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantively enacted.  The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

(g)

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Financial instruments

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in operations. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity.  Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

The Company categorizes its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Other than additional disclosure in note 4, the adoption of this revised section did not result in a material impact on the Company’s consolidated financial statements.

(i)

Mineral properties

Exploration costs are charged to operations as incurred until such time that proven reserves are discovered.  Costs of acquisition of mineral rights and option payments are capitalized until the properties are abandoned, sold, the rights expire or there is an impairment in value.

When proven reserves are determined, the Company will capitalize all costs to the extent that future cash flows from mineral reserves are expected to equal or exceed the costs deferred.  The deferred costs will be amortized over the recoverable reserves when a property reaches commercial production.

All deferred mineral property costs are reviewed quarterly, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

Mineral properties (Continued)

The Company is still in the exploration stage and commercial production has not yet commenced. Hence, depletion has not been charged in these financial statements. Commercial production occurs when an asset or property is substantially complete and ready for its intended use. Upon commencement of such production, costs will be depleted using the unit-of-production method over the estimated life of the ore body based upon recoverable ounces to be mined from estimated proven and probable reserves.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.  Proceeds received on the sale or option of the Company’s property are recorded as a reduction of the mineral property costs.  The Company recognizes in income those costs that are recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

(j)

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include the collectability of taxes and amounts receivable, balances of accrued liabilities, the fair value of financial instruments, the rates and methods for amortization of property and equipment, the recoverability of mineral properties, determination of asset retirement and environmental obligations, valuation allowance for future income tax assets and the determination of the variables used in the calculation of stock-based compensation. While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(k)

Foreign currency translation

Integrated foreign operations are translated using the temporal method.  Amounts recorded in foreign currencies are translated into Canadian dollars as follows:

(i)

Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset), at the exchange rate prevailing on the transaction date.

Gains and losses arising from this translation of foreign currencies are included in the determination of net loss for the period.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)

Asset retirement obligations (“ARO”)

The Company recognizes an estimate of the liability associated with an ARO in the consolidated financial statements at the time the liability is incurred.  The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period.  The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.  At present, the Company has determined that it has no material AROs to record in these consolidated financial statements.

(m)

Proceeds on unit offerings

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated entirely to common shares.

(n)

Non-monetary transactions

Shares issued for consideration other than cash are valued at the quoted market price at the date of issuance.

(o)

Future changes in accounting policies

(i)

Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)

Future changes in accounting policies (Continued)

(ii)

International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board confirmed that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The IFRS standards will be effective for the Company for interim and annual financial statements relating to the Company’s fiscal year beginning on October 1, 2011.  The effective date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and year ended September 30, 2011.

The Company is performing a detailed analysis of the differences between IFRS and the Company’s accounting policies as well as assessing the impact of various alternatives.  The IFRS project plan is being completed in four phases: planning and analysis, identification of changes, solution development and implementation where necessary.

The Company has begun the planning and analysis phase of the transition to IFRS and intends to transition to IFRS financial statements during fiscal 2011.

The Company is in the exploration stage and therefore has adopted accounting policies for exploration companies.  The current analysis indicates that there will be very little effect on financial reporting as a result of the adoption of IFRS.

Some of the specific areas reviewed and considered to date are:

•

IFRS 1 – First-time adoption of IFRS

•

IFRS 2 – Share-based payments

•

IFRS 6 – Exploration and evaluation of mineral resources

•

IFRS 7 – Financial instruments – disclosure

•

IAS 12 – Income taxes

•

IAS 16 – Property, plant and equipment

•

IAS 32 – Financial instruments – a presentation

•

IAS 36 – Impairment of assets

•

IAS 37 – Provisions, contingent liabilities and contingent assets

•

IAS 39 – Financial instruments – recognition and measurement.

4.

FINANCIAL INSTRUMENTS

The Company classifies its cash and cash equivalents as held-for-trading; amounts receivable and due from related parties as loans and receivables; and due to related parties and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The fair values of amounts due to and from related parties have not been disclosed as their fair values cannot be reliably measured since the parties are not at arm’s length.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

4.

FINANCIAL INSTRUMENTS (Continued)

The fair value of financial instruments at September 30, 2010 and 2009 is summarized as follows:

	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial Assets
Held-for-trading
Cash and cash equivalents	$8,416,574	$8,416,574	$15,553,239	$15,553,239

Loans and receivables
Amounts receivable	$27,665	$27,665	$27,140	$27,140
Due from related parties	$2,604	N/A	$19,419	N/A

Financial Liabilities
Accounts payable and accrued liabilities	$1,230,232	$1,230,232	$227,517	$227,517
Due to related parties	$63,993	N/A	$26,380	N/A

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)

Credit risk

The Company is exposed to credit risk with respect to its cash and cash equivalents.  Cash and cash equivalents have been placed on deposit with major Canadian financial institutions and major Mexican financial institutions.  The risk arises from the non-performance of counterparties of contracted financial obligations. The Company is not exposed to significant credit risk on amounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment-grade securities held at major financial institutions with strong investment-grade ratings by a primary ratings agency in accordance with the Company’s investment policy.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

4.

FINANCIAL INSTRUMENTS (Continued)

(a)

Credit risk (Continued)

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents as the majority of the amounts are held with only a few Canadian and Mexican financial institutions. The Company’s concentration of credit risk and maximum exposure thereto is as follows:

	2010	2009

Held at major Canadian financial institutions:
Cash	$ 266,968	$ 5,137,947
Cash equivalents	8,077,919	10,271,727

	8,344,887	15,409,674
Held at major Mexican financial institutions:
Cash	71,687	143,565

Total cash and cash equivalents	$8,416,574	$15,553,239

Included in cash equivalents at September 30, 2010 are cashable guaranteed investment certificates (“GIC”) earning interest at 0.70% and 1.15% (2009 - 0.25% and 2.66%) and maturing between October 18, 2010 and September 8, 2011 (2009 - October 18, 2009 and September 8, 2010), respectively.  The cashable GIC that matured on October 18, 2010 was reinvested.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  The Company believes it has sufficient cash and cash equivalents at September 30, 2010 in the amount of $8,416,574 (2009 - $15,553,239) in order to meet its planned expenditures and obligations for the next year.  At September 30, 2010, the Company had accounts payable and accrued liabilities of $1,230,232 (2009 - $227,517) and amounts due to related parties of $63,993 (2009 - $26,380), which will become due for payment within three months.

(c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

4.

FINANCIAL INSTRUMENTS (Continued)

(c)

Market risk (Continued)

(i)

Interest rate risk

Interest rate risk consists of two components:

(a)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(b)

To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company’s cash and cash equivalents consists of cash held in bank accounts and GICs that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of September 30, 2010 and 2009.  Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

(ii)

Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars.

The Company is exposed to foreign currency risk with respect to cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities as a portion of these amounts are denominated in US dollars and Mexican pesos. The Company has not entered into any foreign currency contracts to mitigate this risk.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

4.

FINANCIAL INSTRUMENTS (Continued)

(c)

Market risk (Continued)

(ii)

Foreign currency risk (Continued)

The sensitivity analysis of the Company’s exposure to foreign currency risk at the reporting date has been determined based upon hypothetical changes taking place at September 30, 2010 and 2009, which includes a hypothetical change in the foreign exchange rate between the Canadian dollar and Mexican peso of 10% and 9%, respectively, and the effect on net loss and comprehensive loss.

	Reasonably Possible Changes
	2010	2009

CDN $: MXN peso exchange rate variance	+10%	+9%

Net loss and comprehensive loss	$44,110	$84,825

CDN $: MXN peso exchange rate variance	-10%	-9%

Net loss and comprehensive loss	$(53,913)	$(101,603)

(iii)

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to significant other price risk.

5.

CAPITAL MANAGEMENT

The Company’s primary objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties. The Company defines capital that it manages as shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal due to lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

Capital requirements are driven by the Company’s exploration activities on its mineral properties. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

There have been no changes to the Company’s approach to capital management during the year.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

6.

PROPERTY AND EQUIPMENT

	2010			2009
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$55,140	$31,591	$23,549	$32,005	$21,811	$10,194
Office furniture	66,998	16,388	50,610	28,370	9,508	18,862
Vehicles	99,067	17,150	81,917	18,748	3,195	15,553
Mining equipment	57,330	-	57,330	57,330	-	57,330
Leasehold improvements	54,764	5,476	49,288	-	-	-
Land	787,124	-	787,124	205,298	-	205,298
	$1,120,423	$70,605	$1,049,818	$341,751	$34,514	$307,237

At September 30, 2010 and 2009, the Company’s mining equipment is under development; therefore, it will be amortized once it is ready for use.

7.

INTANGIBLE ASSETS

During the year, the Company acquired water rights for $177,425 (2,177,000 pesos).  These water rights permit the Company to extract an annual fixed volume of water from the Baja aquifer for periods ranging from eight to ten years. As at September 30, 2010, no volume of water was extracted from the Baja aquifer.

8.

MINERAL PROPERTIES

(a)

Mineral properties at September 30, 2010 and 2009 are as follows:

	2010
	San Antonio Project	La Colorada Project	Other Projects	Total

Acquisition costs – September 30, 2009	$2,529,862	$2,187,038	$4	$4,716,904
Acquisition (write-down) during year	-	167,222	(4)	167,218

Balance, September 30, 2010	$2,529,862	$2,354,260	$-	$4,884,122

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

8.

MINERAL PROPERTIES (Continued)

(a)

(Continued)

	2009
	San Antonio Project	La Colorada Project	Other Projects	Total
	Restated (note 2)
Acquisition costs – September 30, 2008	$1,354,862	$1,297,697	$4	$2,652,563
Acquisition during year	1,175,000	889,341	-	2,064,341

Balance, September 30, 2009	$2,529,862	$2,187,038	$4	$4,716,904

(b)

The Company’s mineral property holdings consist of mineral concessions located in Sonora State and Baja California Sur, Mexico. Descriptions of specific concession groups are as follows:

(i)

San Antonio Project

San Antonio consists of two concessions, Cirio and Emily, located in Baja California Sur, Mexico.

On March 28, 2008, the San Antonio Project was expanded to include the Triunfo Est. Properties, which consist of five mining exploration concessions located in Baja California Sur, Mexico.  The concessions were acquired for a cash payment of $11,250 (paid) and mineral property data related to the concessions were acquired for 25,000 common shares (issued) of the Company valued at $71,500 (note 9(c)(v)).

On July 3, 2008, the Company acquired the El Triunfo concession group, a group of adjacent concessions in the San Antonio district. The three concessions were acquired for a cash payment of $1,241,568 (paid) and are subject to a variable 1% to 3% net smelter royalty (“NSR”).

Pursuant to the terms of the Company’s purchase agreement to acquire Pitalla in 2005, if prior to December 31, 2011, an aggregate of one million ounces of gold or gold equivalents were determined to be situated on three or fewer of the properties acquired, of which 500,000 ounces or equivalent must be in a single property, the Company would be required to issue 2,500,000 common shares.  On December 4, 2008, the Company issued the 2,500,000 common shares valued at $1,175,000, which has been allocated to the acquisition cost of the San Antonio project (note 9(c)(iv)).

On December 13, 2009, the Company entered into a promissory agreement with the Ejido San Antonio to purchase outright the surface rights for the Planes and Colinas mineral targets.  Pursuant to the promissory agreement, the Company has acquired 260 hectares for total consideration of 6,500,000 pesos ($529,748 - paid), which has been allocated entirely to land.  The Company is currently arranging for the transfer of legal title to the land.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

8.

MINERAL PROPERTIES (Continued)

(b)

(Continued)

(i)

San Antonio Project (Continued)

Concurrently, the Company entered into a rental agreement, called a “temporary occupation agreement”, securing long-term surface and access rights for the on-going exploration and operation of the San Antonio project.  The agreement has a term of 30 years and includes a one-time payment of 200,000 pesos ($16,230 -paid) for access and annual per hectare payments for areas subject to exploration or other disturbance within the Company’s concession holdings, which total approximately 8,100 hectares. Under the terms of the agreement, the minimum annual hectare payments are 600,000 pesos with the first three years payable in advance amounting to 1,800,000 pesos ($146,070 - paid).

As at September 30, 2010, the remaining advance payment on the temporary occupation agreement is reported as follows:

Short-term prepaid expenses and deposits	$48,690
Long-term prepaid expenses and deposits	55,993

$104,683

(ii)

La Colorada Project

On October 22, 2007, the Company negotiated the exclusive option to acquire the past producing La Colorada gold-silver mine property located in Sonora, Mexico.  The Company has an option to acquire 100% of 18 concessions held by private owners plus 1,130 hectares of surface holdings that include mining equipment and machinery in return for an initial payment of US$1,100,000 ($1,085,518 - paid), followed by additional payments of US$1,100,000 on or before October 22, 2008 and US$550,000 on or before October 22, 2009.

On November 26, 2008, the Company amended the original option agreement and entered into two separate agreements, a revised purchase agreement and an option to purchase agreement.  Pursuant to the revised purchase agreement, the Company acquired all concessions except the Sonora IV concession, land and mining equipment agreed to under the original option agreement by making one further payment of US$825,000 ($964,484 - paid), for a total purchase price of US$1,925,000 ($2,050,002 paid), and granted a 3% NSR if open-pit mined or 2% if underground mined.  The 2% NSR on underground production can be purchased by the Company at any time for US$300,000.

The purchase price of US$1,925,000 ($2,050,002) was allocated US$200,800 ($205,298) to land, US$56,075 ($57,330) to mining equipment and US$1,668,125 ($1,787,374) to mineral properties pursuant to the terms of the revised purchase agreement.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

8.

MINERAL PROPERTIES (Continued)

(b)

(Continued)

(ii)

La Colorada Project (Continued)

Pursuant to the option to purchase agreement, the Company was granted the option to acquire the Sonora IV concession for 300,000 common shares of the Company on or before October 16, 2009. The Company did not exercise this option by October 16, 2009.

On February 12, 2008, the Company entered into an option agreement (referred to as the “RECAMI” agreement) to acquire three additional mineral concessions totaling 400 hectares for a total purchase price of US$800,000.

On May 12, 2009, the Company amended the terms of the RECAMI agreement, which reduced the total purchase price from US$800,000 to US$600,000 which includes US$200,000 payable in shares due as follows:

Cash:

•

US$100,000 – February 8, 2008 ($102,491 paid)

•

US$100,000 – March 23, 2009 ($121,131 paid)

•

US$100,000 – March 3, 2010 ($103,260 paid)

•

US$100,000 – March 3, 2011 (refer to note 16(b)).

Common Shares:

•

Equivalent to US$50,000 plus 15% VAT – May 31, 2009 (issued 75,760 common shares valued at $65,745 (note 9(c)(iii))

•

Equivalent to US$50,000 plus 15% VAT – March 3, 2010 (issued 40,483 common shares valued at $59,915 (note 9(c)(i))

•

Equivalent to US$100,000 plus 15% VAT – March 3, 2011 (refer to note 16(b)).

The revised option agreement also includes a 3% NSR to be paid to the vendor should the Company complete the transaction. The 3% NSR can be purchased by the Company at any time for a cash payment of US$200,000. The vendor is entitled to annual advanced payments of US$50,000 on account of the 3% NSR commencing March 3, 2012.

On August 14, 2008, the Company acquired six mineral concessions from the Penoles group totalling 218 hectares for US$100,000 ($109,688 paid) that cover part of the El Creston pit (the “Pit”) and adjacent ground as well as additional exploration potential west of the Pit.

On June 30, 2009, the Company acquired the La Noria concession for $609 (paid).

On May 5, 2010, the Company acquired the Red Norte 1 concession for $4,047 (paid).

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

8.

MINERAL PROPERTIES (Continued)

(b)

(Continued)

(iii)

Other Projects

Caborca Project

The Caborca area project consists of three non-contiguous concessions, namely the Pitalla, Martha and Diana concessions, located in Sonora State, Mexico.

During the year ended September 30, 2008, Inmet defaulted on the terms of the agreement and the Company decided not to pursue this property and, accordingly, the Company wrote-down $55,695 in acquisition expenditures.

Texson Project

The Texson Project consists of three concessions, namely Texson Fraction 1, 2 and 3, located in Sonora State, Mexico.

During the year ended September 30, 2008, the Company decided not to pursue this property and, accordingly, wrote-down $55,081 in acquisition expenditures.

Daniel Project

The Daniel Project consists of five concessions, Daniel 1, Daniel 2, Daniel 3, Daniel 4 and Daniel 7, located in Sonora State, Mexico.

During the year ended September 30, 2008, the Company decided not to pursue this property and, accordingly, wrote-down $70,567 in acquisition expenditures.

Other

The Company holds title to various exploration stage projects, all of which are located within Mexico.  These projects consist of the following: Mel-Manual, Valenzuela, Cochis, Juliana, La Cien, Glor, El Caribe and Pitalla 3.

During the year ended September 30, 2008, the Company decided not to pursue these projects and, accordingly, wrote-down $197,300 in acquisition expenditures.

During the year, the cost of $4 was written off, as no further exploration is planned on the Other Projects.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

8.

MINERAL PROPERTIES (Continued)

(c)

Realization of assets

The investment in and expenditures on mineral properties comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.  The amounts shown for acquisition and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

(d)

Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

(e)

Environmental obligations

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.  The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.  The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

9.

SHARE CAPITAL

(a)

Authorized - Unlimited number of common shares without par value

(b)

Escrow shares

During the year ended September 30, 2009, the Company released 442,556 (2008 – nil) common shares from escrow. Accordingly, as at September 30, 2010 and 2009, there are no common shares held in escrow (2008 – 442,556).

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

9.

SHARE CAPITAL (Continued)

(b)

Escrow shares (Continued)

During the year ended September 30, 2008, the Company cancelled 426,667 common shares previously held in escrow.  Accordingly, the weighted average per common share amount of share capital attributed to the cancelled shares of $605,867 was allocated to contributed surplus.

(c)

Private placements and shares issued for property

(i)

During the year ended September 30, 2010, 40,483 common shares were issued in accordance with the RECAMI agreement.  The fair value of these shares, based on the share price on the grant date, was $59,915.

(ii)

On September 30, 2009, the Company completed a non-brokered private placement and issued 3,223,000 units at a price of $0.75 per unit, for gross proceeds of $2,417,250. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.90 per share on or before March 30, 2011.  As part of the finder’s fee arrangement, $145,035 was paid in cash and 257,840 finder’s warrants were issued with a fair value of $117,194, each exercisable to acquire one unit having the same terms as units issued to investors at a price of $0.83 per unit until March 30, 2011. Other cash share issuance costs of $7,947 were incurred by the Company through the private placement.

(iii)

During the year ended September 30, 2009, 75,760 common shares were issued in relation to the acquisition of mineral concessions (note 8(b)(ii)).  The fair value of these shares, based upon the volume weighted average trading price on the TSX for the ten trading days ending seven business days before the date of issue, was $65,745.

(iv)

During the year ended September 30, 2009, 2,500,000 common shares were issued in relation to the acquisition of the San Antonio Project (note 8(b)(i)).  The $0.47 per share fair value of these shares was based on market value at the time of issue for a total value of $1,175,000.

(v)

During the year ended September 30, 2008, 25,000 common shares were issued to acquire mineral property data relating to certain mineral concessions (note 8(b)(i)).  The fair value of these shares based upon their market value at the time of issue was $71,500.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

9.

SHARE CAPITAL (Continued)

(c)

Private placements and shares issued for property (Continued)

(vi)

On December 3, 2007, the Company completed a non-brokered private placement and issued 5,849,300 units at a price of $3.00 per unit, for gross proceeds of $17,547,900. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $3.75 per share on or before June 3, 2009. As part of the finder’s fee arrangement, $425,520 in cash was paid, and 101,000 additional units, valued at the same amount as the placement units, were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant, each warrant having the same terms as the placement warrants described above. In addition, 261,965 finder’s warrants were issued with a fair value of $240,851, each exercisable to acquire one common share of the Company at a price of $3.80 until June 3, 2009. Other cash share issuance costs of $65,524 were incurred by the Company through the private placement.

(d)

Stock options

Pursuant to the policies of the TSX, under the Company’s stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of grant for a maximum term of ten years. The board of directors may grant options for the purchase of up to a total of 10% of the outstanding shares at the time of the option grant less the aggregate number of existing options and number of common shares subject to issuance under outstanding rights that have been issued under any other share compensation arrangement. Options granted under the plan carry vesting terms determined at the discretion of the board of directors.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

9.

SHARE CAPITAL (Continued)

(d)

Stock options (Continued)

A summary of the status of the Company’s outstanding and exercisable stock options at September 30, 2010 and 2009 and changes during the years then ended is as follows:

	Outstanding	Exercisable	Weighted Average Exercise Price – Outstanding Options

Balance, September 30, 2008	3,642,500	3,392,500	$1.61

Granted	1,720,000	1,495,000	$0.74
Exercised	(132,500)	(132,500)	$0.59
Vested in year	-	250,000	-
Cancelled	(1,145,000)	(1,145,000)	$2.61
Forfeited	(232,500)	(232,500)	$1.32
Expired	(80,000)	(80,000)	$0.85
Balance, September 30, 2009	3,772,500	3,547,500	$0.98

Granted	600,000	375,000	$1.40
Exercised	(715,000)	(715,000)	$0.67
Vested in year	-	375,000	-
Forfeited	(75,000)	(50,000)	$1.37
Expired	(105,000)	(105,000)	$0.76

Balance, September 30, 2010	3,477,500	3,427,500	$1.12

As at September 30, 2010, 3,427,500 of the 3,477,500 options outstanding have vested. The vested options have a weighted average exercise price of $1.11 (2009 - $0.99), a weighted average remaining contractual life of 2.39 (2009 - 3.12) years and a weighted average grant date fair value of $0.91 (2009 - $0.74).

The 50,000 options that have not vested at September 30, 2010 have a weighted average exercise price of $1.37 (2009 - $0.90), a weighted average remaining contractual life of 4.19 (2009 - 1.92) years and a weighted average grant date fair value of $1.32 (2009 - $0.46).

At September 30, 2010, the aggregate intrinsic value of the outstanding stock options is $1,744,125 (2009 - $591,750).

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

9.

SHARE CAPITAL (Continued)

(d)

Stock options (Continued)

The following summarizes information about options outstanding at September 30, 2010 and 2009:

	Exercise Price	Remaining Contractual Life (in years)		Number of Options
Expiry Date		2010	2009	2010	2009

February 12, 2010	$0.60	-	0.37	-	50,000
July 21, 2010	$0.50	-	0.81	-	25,000
July 21, 2010	$0.63	-	0.81	-	290,000
April 25, 2011	$0.80	0.57	1.57	415,000	415,000
August 2, 2011	$0.55	0.84	1.84	205,000	205,000
February 12, 2012	$0.60	1.37	2.37	50,000	50,000
March 23, 2012	$0.73	1.48	2.48	37,500	37,500
April 27, 2012	$0.78	1.58	2.58	50,000	50,000
June 17, 2013	$1.60	2.72	3.72	1,050,000	1,100,000
December 12, 2013	$0.60	3.20	4.20	350,000	580,000
May 4, 2011	$0.90	0.59	1.59	200,000	200,000
May 4, 2012	$0.90	-	2.59	-	100,000
May 11, 2010	$0.84	-	0.61	-	80,000
May 11, 2014	$0.84	3.61	4.61	520,000	590,000
December 9, 2010	$1.37	0.19	-	200,000	-
December 9, 2014	$1.37	4.19	-	100,000	-
February 12, 2015	$1.47	4.37	-	150,000	-
March 18, 2015	$1.40	4.47	-	150,000	-
		2.39	3.05	3,477,500	3,772,500

(e)

Warrants

At September 30, 2010, the Company has outstanding warrants to issue an aggregate 1,611,500 common shares as follows:

ExercisePrice	Expiry Date	Outstanding at September 30, 2009	Issued	Exercised	Expired	Outstanding at September 30, 2010

$0.90	March 30, 2011	1,611,500	-	-	-	1,611,500

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

9.

SHARE CAPITAL (Continued)

(e)

Warrants (Continued)

At September 30, 2009, the Company has outstanding warrants to issue an aggregate 1,611,500 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2008	Issued	Exercised	Expired	Outstanding at September 30, 2009

$1.05	November 2, 2008	232,000	-	-	232,000	-
$2.00	February 21, 2009	1,798,059	-	-	1,798,059	-
$2.05	February 21, 2009	131,174	-	-	131,174	-
$3.75	June 3, 2009	2,975,150	-	-	2,975,150	-
$3.80	June 3, 2009	261,965	-	-	261,965	-
$0.90	March 30, 2011	-	1,611,500	-	-	1,611,500

		5,398,348	1,611,500	-	5,398,348	1,611,500

(f)

Finder’s warrants

Exercise Price	Expiry Date	Outstanding at September 30, 2008	Issued	Outstanding at September 30, 2009	Issued	Outstanding at September 30, 2010

$0.83	March 30, 2011	-	257,840	257,840	-	257,840

The 257,840 finder’s warrants are exercisable at $0.83 per warrant to March 30, 2011 for units, where each unit consists of one common share and one-half of one share purchase warrant.  Each full warrant is exercisable for one common share at a price of $0.90 for a period of 18 months.

(g)

Stock-based compensation

(i)

The fair value of stock options granted, and which vested to directors, employees and consultants, is broken down as follows:

	2010	2009	2008

Salaries – employees/directors	$367,708	$838,526	$3,028,069
Consultants	-	229,801	1,303,496
Investor relations	138,896	62,593	-
Mineral properties - exploration expenses	-	27,971	-
	$506,604	$1,158,891	$4,331,565

During the year ended September 30, 2010, $506,604 (2009 - $1,158,891; 2008 - $4,331,565) stock-based compensation was expensed in the consolidated statements of operations.  Of this amount, $58,672 (2009 - $279,990; 2008 - $447,778) related to options granted in the prior years, which vested in the current year.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

9.

SHARE CAPITAL (Continued)

(g)

Stock-based compensation (Continued)

(i)

(Continued)

As at September 30, 2010, there is $34,894 (2009 - $75,526; 2008 - $279,990) in stock-based compensation, which will be recognized over the next year as the options vest.

The fair value of each option grant was estimated as at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

	2010	2009	2008

Risk-free interest rate	1.96%	1.67%	3.90%
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	86.46%	93.41%	78.99%
Expected option life in years	3.67	4.35	5.00
Forfeiture rate	0%	0%	0%
Fair value at grant date	$0.80	$0.56	$1.78

Expected volatilities are based on the Company’s trading history except where there is insufficient trading history and volatilities are based on industry comparables. When applicable, the Company uses historical data to estimate option exercise, employee termination and forfeiture within the valuation model. For non-employees, the expected term of the options approximate the full term of the option.

(ii)

The fair value of warrants issued as finder’s fees in the amount of $nil (2009 - $117,194; 2008 - $240,851) and included in share issue costs is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2010	2009	2008

Risk-free interest rate	N/A	1.20%	3.98%
Expected dividend yield	N/A	0.00%	0.00%
Expected stock price volatility	N/A	94.15%	75.0%
Expected option life in years	N/A	1.5	1.5
Fair value at grant date	N/A	$0.45	$0.92

(h)

Common shares reserved for issuance at September 30, 2010 and 2009 are as follows:

	2010	2009
Options	3,477,500	3,772,500
Warrants	1,611,500	1,611,500
Finder’s warrants	257,840	257,840
Common shares reserved for issuance	5,346,840	5,641,840

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

10.

INCOME TAXES

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2010	2009	2008

		Restated (note 2)	Restated (note 2)
Income tax benefit computed at statutory rates	$2,119,998	$1,524,691	$4,135,572
Non-deductible including stock-based compensation	(20,975)	(308,973)	(1,528,638)
Change in valuation allowance	(1,689,809)	(1,081,697)	(635,661)
Foreign tax rate difference	(61,409)	(118,599)	(405,714)
Change in timing differences	(105,252)	34,405	17,487
Effect of change in tax rate	(242,553)	(49,827)	(1,583,046)

Future income tax recovery (expense)	$-	$-	$-

The significant components of the Company’s future income tax assets and liabilities as at September 30, 2010 and 2009 are as follows:

	2010	2009
		Restated (note 2)
Future income tax assets (liabilities)
Non-capital losses carried forward	$8,390,871	$6,322,221
Excess of tax value over book value of mineral properties	3,077,908	3,201,025
Net capital losses carried forward	595,889	619,725
Share issuance costs	92,442	163,253
Plant and equipment	6,394	2,348
	12,163,504	10,308,572

Valuation allowance	(10,934,701)	(9,155,250)
	1,228,803	1,153,322
Excess of book value over tax value of mineral properties in Mexico	(1,228,803)	(1,153,322)
Future income taxes, net	$-	$-

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

10.

INCOME TAXES (Continued)

At September 30, 2010, the Company has non-capital losses of $30,640,000 in Canada and Mexico that may be carried forward to apply against future years’ income. These losses expire as follows:

	Canada	Mexico	Total

2012	$-	$69,000	$69,000
2013	-	40,000	40,000
2014	-	27,000	27,000
2015	585,000	25,000	610,000
2016	-	97,000	97,000
2017	-	4,816,000	4,816,000
2018	-	8,463,000	8,463,000
2019	-	5,721,000	5,721,000
2020	-	5,160,000	5,160,000
2026	1,070,000	-	1,070,000
2027	1,356,000	-	1,356,000
2028	972,000	-	972,000
2029	1,214,000	-	1,214,000
2030	1,025,000	-	1,025,000

	$6,222,000	$24,418,000	$30,640,000

The Company also has $4,767,000 of capital losses available to apply against future capital gains in Canada.

The tax benefit of the above losses has not been recorded in these financial statements as the realization is not more likely than not.

11.

RELATED PARTY TRANSACTIONS

(a)

The amounts due from/to related parties are non-interest-bearing, unsecured and due on demand, and are due from/to officers of the Company and companies with common directors.

(i)

As at September 30, 2010, $2,604 (2009 - $19,419) is due from a company with common directors for its share of rent for shared office space.

(ii)

As at September 30, 2010, $63,993 (2009 - $26,380) is due to directors/officers of the Company for director and consulting fees, of which, $12,295 (2009 - $25,610) is due to companies owned by directors/officers.

(b)

As at September 30, 2010, $46,793 (2009 - $21,000) of prepaid expenses relates to an advance on consulting fees paid to a company with a common director.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

11.

RELATED PARTY TRANSACTIONS (Continued)

(c)

Included in consulting fees is $306,000 (2009 - $388,928; 2008 - $406,108) of which $240,000 (2009 - $290,000; 2008 - $227,000) was charged by companies owned by directors and $66,000 (2009 - $98,928; 2008 - $179,108) by directors for consulting services.

(d)

Included in consulting fees is $66,994 (2009 - $83,000; 2008 - $nil) paid to companies owned by directors for directors’ fees.

(e)

Rent of $54,200 (2009 - $27,600; 2008 - $10,350) was recovered from companies with common directors for their respective share of the rent expense paid by the Company for shared office space.

The above transactions occurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

12.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2010	2009	2008
		Restated (note 2)	Restated (note 2)
Non-cash transactions
Shares issued for mineral property	$59,915	$65,745	$71,500
Shares issued for acquisition of subsidiary	$-	$1,175,000	$-
Other supplemental cash flow information
Cash paid during the year for
Interest expense	$-	$-	$-
Income tax expense	$-	$-	$-

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

13.

SEGMENT DISCLOSURES

The Company operates in one industry segment, the mineral resource industry, and in two geographical segments, Canada and Mexico.  All current exploration activities are conducted in Mexico.  The capital assets (including mineral properties) and total assets identifiable within these geographic areas are as follows:

	2010	2009
		Restated (note 2)
Long-term assets (excluding prepaid expenses)
Canada	$100,187	$8,426
Mexico	6,011,178	5,015,715

	$6,111,365	$5,024,141

Total assets
Canada	$8,573,640	$15,527,466
Mexico	7,581,826	5,884,865

	$16,155,466	$21,412,331

14.

COMMITMENTS

During the year ended September 30, 2010, the Company entered into an agreement, subject to shareholder and TSX approval, with two consultants pursuant to which the Company committed to grant them each 150,000 restricted share units (“RSU”) with a term of 5 years; each consultant is also to receive an additional 150,000 RSUs on the completion of the San Antonio Project bankable feasibility study.

In the event the RSU plan is not approved by the Company’s shareholders and given final TSX approval by May 1, 2011, the RSUs will be deemed to have terminated and the Company will then compensate each consultant with a cash payment equal to the fair value of 150,000 multiplied by the then current market price by May 10, 2011.  In addition, within 10 days of the completed bankable feasibility study a second cash payment equal to 150,000 multiplied by the then current market price will be paid to each of the consultants.

In addition to the mineral property commitments, the Company has a commitment with respect to its premises operating lease. The minimum annual lease payments required are payable as follows:

2011	$106,116
2012	106,116
2013	106,116
2014	106,116
2015	35,372

$459,836

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

(a)

Recent United States GAAP pronouncements

(i)

Improving Disclosures about Fair Value Measurements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06 applicable to FASB ASC 820-10, “Improving Disclosures about Fair Value Measurements”. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and the reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). This guidance is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for interim and annual periods beginning after December 15, 2010. As this guidance provides only disclosure requirements, the adoption of this standard will not impact the Company’s consolidated results of operations, cash flows or financial position.

(ii)

Subsequent Events

In February 2010, FASB issued ASU 2010-09, “Subsequent Event (Topic 855) Amendments to Certain Recognition and Disclosure Requirements”. ASU 2010-09 removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP. All of the amendments in ASU 2010-09 are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010.

(b)

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

(i)

Exploration expenditures

Effective October 1, 2009, the Company retrospectively changed its accounting policy for exploration expenditures.  Prior to October 1, 2009, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote-down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(b)

(Continued)

(i)

Exploration expenditures (Continued)

Exploration expenditures are now charged to operations as they are incurred until the mineral property reaches the development stage.  Significant costs related to property acquisitions, including allocations for undeveloped mineral interests, are capitalized until the viability of the mineral interest is determined. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs incurred to develop a mine on the property prior to the start of mining operations are capitalized.  This accounting policy is now in line with US GAAP and, therefore, there are no significant differences between Canadian GAAP and US GAAP.

(ii)

Development stage company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

(iii)

Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted rates. There were no significant differences between enacted and substantively enacted rates for the periods presented.

(iv)

Bifurcation of proceeds on unit offerings

Under Canadian GAAP, proceeds received on the issuance of units, consisting of common shares and warrants, have been allocated entirely to common shares.  Under US GAAP, proceeds are bifurcated between common shares and warrants using the relative fair value method.  However, the bifurcation of proceeds under US GAAP does not impact the measurement principles applied to shareholders’ equity in these consolidated financial statements.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(c)

Reconciliation of total assets, liabilities and shareholders’ equity

	2010	2009
		Restated (note 2)

Total assets for Canadian and US GAAP	$16,155,466	$21,412,331

Total liabilities for Canadian and US GAAP	$1,294,225	$253,897
Total equity for Canadian and US GAAP	14,861,241	21,158,434

Total equity and liabilities for US GAAP	$16,155,466	$21,412,331

(d)

Reconciliation of net loss and comprehensive loss

	2010	2009	2008
		Restated (note 2)	Restated (note 2)
Net loss and comprehensive loss for Canadian and US GAAP	$7,340,712	$5,060,377	$12,859,365

Loss per share in accordance
with Canadian and US GAAP	$0.15	$0.12	$0.33

Weighted average number of
common shares outstanding	47,553,400	43,506,184	39,493,045

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(e)

Reconciliation of cash flows

	2010	2009	2008
		Restated (note 2)	Restated (note 2)

Net cash used in operating activities in accordance with Canadian and US GAAP	$(6,607,301)	$(3,687,253)	$(8,917,204)

Net cash used in investing activities in accordance with Canadian and US GAAP	(1,063,404)	(1,106,461)	(2,571,404)

Net cash flows from financing activities in accordance with Canadian and US GAAP	531,428	2,352,795	19,360,616

Foreign exchange effect on cash in accordance with Canadian and US GAAP	2,612	(55,623)	(13,062)

Net increase (decrease) in cash and cash equivalents in accordance with Canadian and US GAAP	(7,136,665)	(2,496,542)	7,858,946
Cash and cash equivalents, beginning of year in accordance with Canadian and US GAAP	15,553,239	18,049,781	10,190,835

Cash and cash equivalents, end of year in accordance with Canadian and US GAAP	$8,416,574	$15,553,239	$18,049,781

16.

SUBSEQUENT EVENTS

(a)

On October 18, 2010, the Company entered into a binding agreement (the “Agreement”) to complete a business combination (the “Transaction”) with Argonaut Gold Inc. (“Argonaut”).

Pursuant to the terms of the Agreement, all of the Company’s common shares issued and outstanding immediately prior to consummation of the Transaction shall become exchangeable into the common stock of Argonaut on the basis of 0.625 of a common share of Argonaut for each one common share of the Company.

The Transaction is subject to certain standard conditions, which will include no less than 66 2/3% of the shareholders of the Company and a simple majority of Argonaut shareholders voting in favor of the Transaction at the shareholders’ meetings expected to be held on January 24, 2011.

Pediment Gold Corp.

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2010, 2009 and 2008

16.

SUBSEQUENT EVENTS (Continued)

(b)

On October 21, 2010, the Company agreed with RECAMI to make its last payment for cash and shares all for cash of US$200,000 ($204,660) and thus earned 100% interest in the properties. The final transfer agreement also states that RECAMI is entitled to a US$50,000 per year payment for the concept of NSR, even before the Company has reached commercial production. These advance payments; however, cannot be deducted from the NSR payments once the Company reaches commercial production. Nevertheless, at that time, should the 3% NSR be less than $50,000, the Company will not have to pay any further amount.

(c)

On October 26, 2010, the Company issued 250,000 common shares pursuant to the exercise of options at a price of $1.60 for total proceeds to the Company of $400,000.

(d)

On October 28, 2010, the Company issued 257,840 common shares and 128,920 warrants pursuant to the exercise of finder’s warrants at a price of $0.83 for total proceeds to the Company of $214,007.  Upon exercise of the finder’s warrants, 128,920 warrants at a price of $0.90 were exercised for total proceeds to the Company of $116,028.

(e)

On November 4, 2010, the Company issued 200,000 common shares pursuant to the exercise of options at a price of $0.90 for total proceeds to the Company of $180,000.

(f)

On November 5, 2010, the Company issued 1,611,500 common shares pursuant to the exercise of warrants at a price of $0.90 for total proceeds to the Company of $1,450,350.

(g)

On December 3, 2010, the Company issued 200,000 common shares pursuant to the exercise of options at a price of $1.37 for total proceeds to the Company of $274,000.

Pediment Gold Corp.

(An Exploration Stage Company)

Consolidated Schedule of Exploration Expenses

(Canadian Dollars)

For the years ended September 30

	2010
	San Antonio Project	La Colorada Project	Other Projects	Total

Drilling, sampling and testing	$1,832,264	$254,695	$-	$2,086,959
Miscellaneous	1,063,684	10,294	-	1,073,978
Geological services	337,034	117,478	-	454,512
Technical assistance	265,137	165,751	-	430,888
Tax on surface rights	77,835	77,662	88,863	244,360
Leasing	189,498	9,093		198,591

	$3,765,452	$634,973	$88,863	$4,489,288

	2009
	San Antonio Project	La Colorada Project	Other Projects	Total
	Restated (note 2)

Drilling, sampling and testing	$82,882	$636,447	$-	$719,329
Technical assistance	116,932	167,250	-	284,182
Geological services	164,764	71,545	-	236,309
Miscellaneous	106,428	113,094	-	219,522
Tax on surface	74,888	32,873	37,775	145,536
Leasing	35,879	52,933	-	88,812
Salaries and fees	37,911	-	-	37,911

	$619,684	$1,074,142	$37,775	$1,731,601

	2008
	San Antonio Project	La Colorada Project	Other Projects	Total
	Restated (note 2)

Drilling, sampling and testing	$3,789,126	$616,782	$214,345	$4,620,253
Salaries and fees	365,838	168,017	77,168	611,023
Geological services	215,998	231,124	93,716	540,838
Leasing	134,576	221,585	87,237	443,398
Miscellaneous	182,608	77,312	55,862	315,782
Tax on surface	42,882	68,596	94,654	206,132
Technical assistance	52,526	33,850	30,219	116,595

	$4,785,554	$1,417,266	$653,201	$6,854,021

The accompanying notes are an integral part of these consolidated financial statements.